BIRCH LAKE PARTNERS, LP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69853

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/09/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Birch Lake Partners, LP

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 South Wacker Drive, Suite 2425
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Kirschenblatt 516.222.9111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Topel Forman LLC
(Name – *if individual, state last, first, middle name*)

500 N. Michigan Ave, Ste 1700	Chicago	IL	60611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jack Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Birch Lake Partners, LP, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

"OFFICIAL SEAL"
PAULINE P. CHOW
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3/2/2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BIRCH LAKE PARTNERS, LP

DECEMBER 31, 2017

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Board of Directors
of Birch Lake Partners, LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Birch Lake Partners, LP as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Birch Lake Partners, LP as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Birch Lake Partners, LP's management. Our responsibility is to express an opinion on Birch Lake Partners, LP's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Birch Lake Partners, LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Topel Forman L.L.C.
Certified Public Accountants

We have served as Birch Lake Partners, LP's auditor since 2017.
Chicago, Illinois
February 26, 2018

BIRCH LAKE PARTNERS, LP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS		
Cash	$	93,792
Accounts receivable		20,000
Total assets	$	113,792
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accrued expenses and other payables	$	451
Total liabilities		451
Members' equity		113,341
Total liabilities and members' equity	$	113,792

See notes to the financial statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Birch Lake Partners, LP (the "Company") is a registered broker-dealer, effective as of March 9, 2017 ("registration date"), with the U.S. Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company earns fees from investment banking transactions.

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the affiliated companies (see Note 4), such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Revenue recognition
Revenue from investment banking advisory services is recognized when the services are rendered and related expenses are recorded when incurred. Deal fees are recorded when earned and related expenses are recorded when incurred. Since the Company's provision of financing services involves significant resources, its revenues tend to be concentrated.

Concentration of risk
The Company maintains cash in bank accounts with a single financial institution. The balances are insured by the FDIC up to $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Receivables and credit policies

Accounts receivable, which represent unsecured customer obligations due under normal trade terms generally requiring payment within 30 days from the invoice date, are stated at the amount billed to the customer. Interest is not charged for receivables unpaid after the expiration of normal terms. Customer account balances with invoices over 90 days old are considered to be delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected. Periodically, the Company evaluates its accounts receivable and, if applicable, provides for an allowance for doubtful accounts equal to amounts estimated to be uncollectible. The Company's estimate is based on a review of current status of the individual accounts receivable. No allowance for doubtful accounts was deemed necessary at December 31, 2017.

Income taxes

The Company is not subject to U.S. federal nor state income taxes as it is a partnership and accordingly any income or loss is reported directly by the members in their income tax returns.

The Company recognizes and measures its unrecognized tax benefits as well as its unrecorded liability, if any, in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits as well as unrecorded tax liability is adjusted when new information is available, or when an event occurs that requires a change.

The Company files U.S. Federal and Illinois state income tax returns. There were no unrecognized tax positions as of December 31, 2017. The Company is subject to income tax examinations for years 2016 and 2017. If applicable, the Company would recognize penalties and interest related to uncertain tax positions in income tax expense.

3. **FAIR VALUE MEASUREMENTS**

The Company's short-term financial instruments consist of cash, receivables, and current liabilities. The carrying value of these short-term instruments approximates their estimated fair values based on the instruments short term nature.

4. **RELATED PARTY TRANSACTIONS**

Through an expense sharing agreement with Birch Lake Partners GP, LLC (the "Parent") and Birch Lake Associates, LLC (the "Affiliate"), the Company was allocated certain operating expenses including occupancy, administrative salaries, communications, and office expenses. As of December 31, 2017, the Company had $451 payable balance due to the Affiliate.

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 12 1/2% of aggregate indebtedness.

At December 31, 2017, the Company had net capital, as defined, of $93,341, which exceeded the required minimum net capital of $5,000 by $88,341. Aggregate indebtedness at December 31, 2017 totaled $451. The Company's percentage of aggregate indebtedness to net capital was .48%.